Filed pursuant to Rule 433
Registration Statement No. 333-165403
July 21, 2010
NOBLE HOLDING INTERNATIONAL LIMITED
UNCONDITIONALLY GUARANTEED BY
NOBLE CORPORATION (CAYMAN ISLANDS)
3.45% SENIOR NOTES DUE 2015
4.90% SENIOR NOTES DUE 2020
6.20% SENIOR NOTES DUE 2040

Issuer:	Noble Holding International Limited

Guarantor:	Noble Corporation (Cayman Islands)

	SENIOR NOTES DUE	SENIOR NOTES DUE	SENIOR NOTES DUE
	2015	2020	2040
Security Description:	3.45% Senior Notes	4.90% Senior Notes	6.20% Senior Notes
	due 2015	due 2020	due 2040

Principal Amount:	$350,000,000	$500,000,000	$400,000,000

Maturity Date:	August 1, 2015	August 1, 2020	August 1, 2040

Benchmark Treasury:	1.875% due June 30,	3.50% due May 15,	4.625% due February
	2015	2020	15, 2040

Benchmark Treasury Yield:	1.650%	2.885%	3.902%

Spread to Benchmark Treasury:	+180 bps	+205 bps	+230 bps

Yield to Maturity:	3.450%	4.935%	6.202%

Coupon:	3.450%	4.900%	6.200%

Initial Price to Public:	100% per Senior	99.725% per Senior	99.972% per Senior
	Note	Note	Note

Proceeds to Issuer before expenses:	$347,900,000	$495,375,000	$396,388,000

Optional Redemption Provisions:	Make-whole call at	Make-whole call at	Make-whole call at
	any time at a	any time at a	any time at a
	discount rate of	discount rate of	discount rate of
	Treasury plus 30	Treasury plus 30	Treasury plus 35
	bps	bps	bps

CUSIP / ISIN:	65504LAB3 /	65504LAC1 /	65504LAD9 /
	US65504LAB36	US65504LAC19	US65504LAD91

Interest Payment Dates:	Semi-annually on February 1 and August 1, commencing on February 1, 2011

Trade Date:	July 21, 2010

Settlement Date:	July 26, 2010

Legal Format:	SEC Registered

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Special Mandatory Redemption:	If the acquisition of FDR Holdings Ltd. is not consummated or the related merger agreement is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, the issuer will be required to redeem the notes at 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption.

Use of Proceeds:	NHIL and Noble-Cayman intend to use the net proceeds, together with cash on hand of approximately $465 million, to finance the cash portion of the purchase price for the acquisition of FDR Holdings Ltd.

Joint Book-Running Managers:	Barclays Capital Inc., SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., BNP Paribas Securities Corp., and DnB NOR Markets, Inc.
     The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, we will arrange to send you a copy of the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888)-603-5847, SunTrust Robinson Humphrey, Inc. toll-free at (800)-685-4786 or Wells Fargo Securities, LLC toll-free at (800)-326-5897.